SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NOVA CHEMICALS CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

66977W109
(CUSIP Number)

Philip Boudreau
Caisse de dépôt et placement du Québec
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5998
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)
[ X ]       Rule 13d-1(c)
[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

1	Name Of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Caisse de dépôt et placement du Québec
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2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
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3	SEC USE ONLY
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4	Citizenship or Place of Organization
Montreal (Quebec) Canada
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5	Sole Voting Power
8,468,176* Common Shares
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6	Shared Voting Power
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7	Sole Dispositive Power
8,468,176* Common Shares
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8	Shared Dispositive Power
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9	Aggregate Amount Beneficially Owned by Each Reporting Person
8,468,176* Common Shares
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10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
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11	Percent of Class Represented by Amount in Row (9)
10.18%
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12	Type of Reporting Person (See Instructions)
OO
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*Including  2,500 call options exercisable into 250 000 Common shares

Item 1

(a)	Name of Issuer: Nova Chemicals Corporation

(b)	Address of Issuer's Principal Executive Offices: 1000 Seventh Ave SW, PO Box 2518, Calgary, Alberta, Canada, T2P 5C6

Item 2

(a)	Name of person filing: Caisse de dépôt et placement du Québec ("Caisse")

(b)	Address or principal business office or, if none, residence: 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3

(c)	Citizenship: Canada

(d)	Title of class of securities: Common Shares

(e)	CUSIP No.: 669 77W 109

Item 3

Not applicable.

Item 4 - Ownership

(a)	Amount Beneficially Owned: 8,468,176*

(b)	Percent of Class: 10.18%

(c)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or direct the vote: 8,468,176*
(ii)	shared power to vote or direct the vote:
(iii)	sole power to dispose or to direct the disposition: 8,468,176*
(iv)	shared power to dispose or to direct the disposition:

*Including 2,500 call options exercisable into 250 000 Common shares

Item 5 - Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of  the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8 - Identification and Classification of Members of the Group

Not applicable.

Item 9 - Notice of Dissolution of Group

Not applicable.

Item 10 - Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the signatory's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: January 20, 2009

s/ Philip Boudreau
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Signature

Philip Boudreau, Legal Counsel
Name / Title